Mail Stop 3561

March 3, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Marshall O. Larsen
Chairman and Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

> **Re:** **Goodrich Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 1-00892**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 1. Significant Accounting Policies

Revenue and Income Recognition

1. We note from the disclosure in Note 1 that your revenues include amounts recognized under long-term contracts that are accounted for in accordance with the percentage of completion method of accounting. Please revise the notes to your financial statements to include all of the disclosures required by Rule 5-02.3(c) of Regulation S-X or explain why not additional disclosures are required in your financial statements.

Note 15. Income Taxes

2. We note from the disclosure in the reconciliation of your statutory tax rate to your effective tax rate that your effective tax rate was impacted by tax settlements and other adjustments to tax reserves aggregating $145.5 million during 2006. Please tell us and revise the notes to your financial statements in future filings to explain the specific nature and timing of the events or circumstances that resulted in the 145.5 million of adjustments to your tax reserves during 2006. We may have further comment upon receipt of your response.

Note 16. Supplemental Balance Sheet Information

Other Comprehensive Income

3. Given the significance of your other comprehensive income during the periods presented in your financial statements, please revise the notes to your financial statements in future filings to include disclosure of the amount of income tax expense or benefit allocated to each component of other comprehensive income. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided

all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Scott A. Cottrill, Principal Accounting Officer
(704) 423-7076